Exhibit 21.1

Subsidiaries of Registrant

As of December 31, 2004, Wako Logistics Group, Inc. had the following subsidiaries:

Wako Express (HK) Co. Ltd. - Hong Kong

Wako Air Express (HK) Co. Ltd. - Hong Kong

Wako Express (China) Co. Ltd. - Mainland China

On April 1, 2005, Wako Logistics Group, Inc. added the following subsidiary:

Kay O’Neill (USA) LLC - Illinois